UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VSE Corporation

File No. 005-31084 – CTR#5671

Calvin S. Koonce submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on April 2, 2024 relating to his beneficial ownership of shares of Common Stock of VSE Corporation.

Based on representations by Calvin S. Koonce that this information qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 1
Exhibit 2
Exhibit 3

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance